Mail Stop 3561

October 25, 2006

James C. Robison
Chief Executive Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re: Animal Health International, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 28, 2006**
> **File No. 333-137656**

Dear Mr. Robison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

3. Please include pro forma financial information reflecting the receipt and application of offering proceeds as required by Article 11 of Regulation S-X or tell us why pro forma financial information would not be material to investors. Please note that a narrative

description of the pro forma effects of the transaction may be furnished in lieu of the pro forma statements described in Article 11 where a limited number of pro forma adjustments are required and easily understood. Please also note that the denominator in computing pro forma earnings per share should include common shares whose proceeds are being reflected in pro forma adjustments in the income statements. Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma earnings per share.

Prospectus Summary, page 1

4. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. As currently disclosed, this section appears lengthy and repeats much of the information fully discussed in the business section. For example, we note your disclosure under "Our strengths" and "Our strategy." Further, your disclosure under "Recent Developments" should be relocated to an appropriate section in the body of the prospectus. See Instruction to Item 503(a) of Regulation S-K. To the extent you retain limited amounts of disclosure, please consider the applicability of any comments issued in the business section.

5. We note your disclosure in last sentence of the first paragraph that statistical information in the prospectus speaks only as of June 30, 2006. Please note that your disclosure in the prospectus should be updated to the latest practicable date. For example, on page 5, you disclose that there were 3,696,870 shares of common stock outstanding as of June 30, 2006. This figure should be updated to the latest practicable date. Please revise throughout your document accordingly.

6. Please provide support for the qualitative and comparative statements contained in your prospectus. We note the following examples:

    - "We believe we are the largest distributor in the production animal health products market and a leader in the companion animal health products market," page 2;
    - "We have spent $19.0 million over the past five years developing an industry leading…information technology platform," page 2; and
    - "We believe our technology platform's comprehensive real-time information affords us a competitive advantage in product pricing, inventory control and customer management, and has the capacity to support a doubling of our product sales, with minimal incremental investment," page 2.

These are only examples. To the extent the statement represents management's belief, please tell us the basis for that belief. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Our business, page 1

7. We note your disclosure of $571.2 million of net sales and $23.8 million of operating income for fiscal year ended June 30, 2006. Please expand your disclosure to also include net income. We note similar disclosure on page 39 as well.

Corporate information, page 3

8. We note your disclosure that you maintain a website at www.ahii.com. As we were unable to access this website, please advise us as to the status and availability of this website.

The offering, page 5

9. Please expand your disclosure to include the offering price of the common shares.

Risk Factors, page 8

10. In general, information that may be readily transferable to other offering documents or describes circumstances that may apply equally to other businesses that are similarly situated is generic immaterial information, which should not be included in your risk factor section. Please eliminate all generic or speculative disclosure from your risk factor section, or revise to state specific material risks to your particular company, or to the purchasers in this offering. For example, we note the following risk factors:

- The outbreak of an infectious disease within an animal…, page 8;
- The loss of products or delays in product availability…, page 10;
- If we fail to comply with or become subject to more…, page 13;
- We may be subject to product liability and other claims…, page 14;
- Performance problems with our information systems…, page 17; and
- We rely upon third parties to ship products to our customers…, page 17.

If you elect to retain these risk factors in your prospectus, you must clearly explain how they specifically or uniquely apply to your company, industry, offering, etc. Again, these are only a few examples. Please revise accordingly throughout.

11. Some of your risk factors indicate that if the risk materializes, it could have a material effect on your "[b]usiness, financial condition and results of operation" or other similar language. Please revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

If third parties claim that we infringe upon their intellectual property rights…, page 15

12. Please revise the risk factor to more specifically discuss the types of intellectual property rights that you may infringe upon. For example, since you mention patents, please disclose the types of patents that you may infringe upon as a distributor of animal health products. Please revise so that the material risk is clear to investors.

We may be required to record a charge to earnings if our goodwill or other…, page 18

13. Please revise the risk factor to more clearly describe the material risk to investors. For example, please discuss the reason(s) why and the likelihood that your goodwill and other intangible assets may be impaired.

Selected consolidated financial data, page 27

14. Financial data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. Refer to SAB Topic 11:E. Please revise the order of the columns appearing in the table and in "Summary consolidated financial data" on page 6. Alternatively, revise the order of the columns in the consolidated financial statements and related footnotes included in the filing.

15. Please revise to disclose earnings per share data for the Predecessor periods presented as required by Item 301 of Regulation S-K. Please similarly revise "Summary consolidated financial data" on page 6.

16. Please insert a bold line between the financial data of the Predecessor and Successor. Please similarly revise "Summary consolidated financial data" on page 6.

17. Please revise the definition of Adjusted EBITDA in the first sentence of footnote (6) to identify all adjustments to net income. Please also disclose the manner in which management compensates for the material limitations of adjusted EBITDA as an analytical tool and the substantive reasons why management believes Adjusted EBITDA provides useful information to investors. Please refer to Questions 8 and 14 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please similarly revise "Summary consolidated financial data" on page 6.

18. It appears that working capital as defined in footnote (5) is a non-GAAP measure since the measure excludes borrowings under your revolving credit agreement. Please include the disclosures required by Item 10(e) of Regulation S-K or tell us why you believe such disclosure is not required. Any revisions should also be presented in "Summary consolidated financial data" on page 6.

Management's discussion and analysis of financial condition and results…, page 29

19. Please confirm that you do not have any off-balance sheet arrangements. See Item 303(a)(4) to Regulation S-K.

20. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please also describe any known material trends, favorable or unfavorable, in your capital resources. Please indicate any expected material changes in the mix and relative cost of such resources. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, including recent regulatory changes, and
- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview, page 29

21. We note your disclosure, "[t]he demand for dairy products has increased" and "We anticipate that the dairy market will continue to expand in the future…." We also note your disclosure, "The dairy market is undergoing significant consolidation resulting in a shift towards larger operations. We estimate that dairies with 500 or more cattle currently account for 45% of the milk producing cow population in the United States, as compared to 24% in 1997." Please revise here, and throughout your document as applicable, to disclose the source(s) or bases for these types of statements.

Results of operations, page 31

22. Please insert a bold line between the financial data of the Predecessor and Successor in the tabular presentations on pages 31 and 34.

23. Please quantify to the extent practicable the increases in net sales attributable to new products and expansion into new territories and the impact of increased sales in advance of price increases in 2005 in your discussion and analysis of net sales on pages 32 and 33. Please also disclose how gross profit benefited from the increase in net sales and manufacturer rebates and quantify each factor to extent practicable in your discussion of gross profit on page 32. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Fiscal 2006 compared to fiscal 2005, page 32

24. It appears that the number of field service representatives disclosed in the "net sales" paragraph decreased as opposed to increased. Please revise accordingly.

Fiscal 2005 compared to fiscal 2004, page 33

25. Please quantify the increase in sales volume-related commissions and the increase in bad debts in your discussion of selling, general and administrative expenses.

Consolidated statements of operations for the quarter ended, page 34

26. Please disclose basic and diluted net income (loss) per share for each quarter presented as required by Item 302(a)(1) of Regulation S-K. Please clearly label the Predecessor and Successor columns.

Business, page 39

27. Please expand your disclosure to describe the general development of your business during the past five years, or any earlier periods if material to understanding the general development of your business. For example, please disclose your acquisition by Charlesbank Capital Partners LLC in June 2005. See Item 101(a) to Regulation S-K.

28. We note that your disclosure contains many terms that appear promotional in nature, which is inappropriate in a disclosure document. For example, we note your use of "leading," "strong relative local market share," "effectively place products," "deep relationships," "rapid product fulfillment," "add significant value," "extensively trained," "expansive knowledge," "industry leading," "strong, experienced and disciplined management," etc. Please revise your disclosure to eliminate the promotional tone of your document.

Our strengths, page 40

29. We note that your disclosure in this section highlighting what you believe to be your strengths. For balance, please disclose any disadvantages, challenges or weaknesses regarding any aspect of your business operations.

Our Strategy, page 41

30. We refer you to your disclosure under "Make selective acquisitions." Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Further, please explain what you mean when you say that you are positioned to play a leading role in the consolidation of the industry.

Products, page 42

31. Please define "probiotics," as used in the first paragraph of this section. In this regard, please define all technical or industry-specific terms that have not been defined throughout your filing.

Manufacturers, page 46

32. We note your disclosure that the livestock products agreement with Pfizer has a one year term and expires on December 31, 2006. It appears, however, that the exhibit index indicates that the agreement is dated September 9, 2006. Further, the agreement itself appears to have been executed on September 9, 2006, however, the effective date of the agreement is January 1, 2006. Please revise to explain the apparent inconsistency.

33. Please expand your disclosure to more fully describe the rebate programs that you participate in with your manufacturers.

Management, page 54

Executive officers and directors, page 54

34. Please briefly revise your business experience descriptions to disclose the nature of business of any entities that your officers, directors and key employees worked for during the past five years. For example, please disclose the nature of business of TrinTel Communications, Inc., Charlesbank Capital Partners LLC, Wade Jones Company, etc.

Supplemental Disclosure, page 56

35. As currently disclosed, your description of the factual events relating to the referenced cease-and-desist order does not appear to fully conform to the factual findings contained in Administrative Proceeding Release No. 33-8717 (June 28, 2006). Please revise to ensure that your disclosure fully conforms to the findings contained in the cease-and-desist order.

Board of directors, page 56

36. Please revise your disclosure to briefly describe the stockholders agreement pursuant to which some of your directors were selected to serve on the board of directors. See Item 401(a) of Regulation S-K.

Certain transactions, page 69

General, page 69

37. We note your disclosure that James Robison and Greg Eveland have "[c]ommitments to invest $1,000,000 and $500,000, respectively, in Charlesbank Equity Fund VI…." Please disclose the nature of the interests that James Robison and Greg Eveland will receive for their cash investments.

Principal and selling stockholders, page 71

38. Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

39. For each selling stockholder that is an affiliate of a broker-dealer, please disclose, if true, that:

- the seller purchased the securities to be resold in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

Shares eligible for future sale, page 78

Lock-up agreements, page 79

40. Please disclose the factors that the underwriters will consider if they agree to permit persons subject to the lock-up agreement to sell securities prior to the expiration of the lock-up period.

Rule 701, page 80

41. We note your disclosure that under Rule 701, "[e]mployees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock plan…is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply…." Please note that under Rule 701(g), securities may be resold by affiliates in reliance on Rule 144 without compliance with paragraph (d) of Rule 144 only. Please revise your disclosure accordingly.

Consolidated financial statements, page F-1

42. Please consider updating your financial statements in your next amendment to include unaudited financial statements for the first quarter of fiscal 2007. Refer to Rule 3-12(a) of Regulation S-X. The financial information presented throughout the filing should also be updated when you include an interim balance sheet in accordance with Rule 3-12(a) of Regulation S-X.

43. For the period from July 1, 2005 to the present, please provide us with a table of each issuance of common stock and preferred stock reflecting the date of each issuance, the terms associated with each issuance (number of shares, stock price paid, conversion price and terms), the fair value of a share of your common stock or preferred stock on each issuance date, how you determined the fair value on each date, and the amount of any compensation expense or other charges recorded in your financial statements associated with each issuance, including how you calculated any amount recorded. If any amounts are being amortized rather than expensed immediately, also tell us how you determined the amortization period. If the fair value you indicate for your stock on any of the issuance dates is less than the anticipated initial public offering price, also describe the intervening events which occurred between the issuance date and the date you filed your registration statement that significantly increased the fair value of your stock. Tell us the business reason or event that caused each increase in the fair value of your common stock, the date on or period over which it occurred, the amount of the increase on a per share basis you attribute to each business reason or event, and why you believe the per share increase you attributed to each business reason or event was reasonable. Please

also include the date you began discussions with your underwriters concerning the initial public offering and any valuations that were discussed. In addition, please reconcile the information in the table you provide to your consolidated statements of stockholders' equity and the disclosures in Item 15 on page II-3, and to the amounts of compensation expense and other expenses recorded in your financial statements. We may have further comment after we review your response.

Consolidated balance sheets, page F-3

44. If the dividend disclosed in note (15) is not reflected in the latest balance sheet included in the filing, please include a pro forma balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds in a separate column along side of the most recent historical balance sheet included in the filing. In doing so, please include appropriate disclosure of the pro forma adjustments in the notes to financial statements. Please refer to SAB Topic 1:B.3.

45. Please tell us the items and their amounts included in accrued liabilities for each year presented. Please state separately or disclose in the notes to financial statements any item in excess of 5% of total current liabilities.

Consolidated statements of operations, page F-4

46. Please consider including a head note disclosing the acquisition and change in control of Walco Holding's Inc. in a business combination accounted for as a purchase and that the financial statements of the Successor for periods after the acquisition are presented on a different cost basis and are not comparable to the financial statements of the Predecessor. In doing so, a similar head note should also be included on your consolidated statements of cash flows and stockholders' equity and in the selected consolidated financial data on page 27, summary consolidated financial data on page 6 and in the tabular presentations on pages 31 and 34.

47. Please present pro forma earnings per share for the latest year and interim period, as applicable, giving effect to the number of shares whose proceeds would be necessary to pay the dividend disclosed in note (15) to the extent that the dividend exceeded earnings during the previous twelve months and giving effect to the conversion of the preferred stock disclosed on page 4. In doing so, please disclose the adjustments to both the numerators and the denominators used in the computations of pro forma earnings per share so that the computations are transparent to investors. Please refer to SAB Topic 1:B.3. Please note that pro forma earnings per share data should not reflect the offering proceeds.

48. Please revise the direct cost of products sold line item caption to clearly indicate that it excludes charges for depreciation and amortization separately presented. Please refer to SAB Topic 11:B.

49. Please tell us the items and their amounts included in other income for each year presented. Please disclose any material amounts of other income on the face or in the notes to financial statements. Refer to Rule 5-03(b)7 of Regulation S-X.

50. Please revise to state net income available to common stockholders. Refer to SAB Topic 6:B.

51. It appears that the Successor issued its outstanding common stock for nominal consideration and that the issuances should be reflected in your earnings per share computations in a manner similar to a stock split or stock dividend for which retroactive treatment is required by paragraph 54 of SFAS 128. Please advise or revise your earnings per share computations accordingly. Please refer to SAB Topic 4:D.

Consolidated statements of stockholders' equity, page F-5

Consolidated statements of cash flows, pageF-6

52. Please tell us the amounts of the change in foreign currency translation adjustments related to each asset and liability of foreign operations for each of the periods presented. Please also tell us your basis for presenting foreign currency translation adjustments as a separate line item as opposed to reporting the effect of exchange rate changes on cash balances held in foreign currencies. Please refer to paragraph 25 of SFAS 95. In addition, please consider revising your presentation or disclose that your presentation does not comply with GAAP. Further, please disclose your accounting policies regarding translation of foreign currency financial statements. Finally, please tell us the aggregate transaction gain or loss included in determining net income for each year presented, and if material, please disclose the same in accordance with paragraph 30 of SFAS 52.

53. Please tell us why deferred income taxes for the years ended June 30, 2006 and 2005 do not agree to the amounts of deferred income tax expense (benefit) disclosed in note (13). Please provide a reconciliation to facilitate our understanding.

Notes to consolidated financial statements, page F-7

54. Please tell us whether revenues from each group of similar products and services described on pages 42 through 44 are reflected in the financial information used to produce your general-purpose financial statements. If so, please disclose the amounts of revenues from each group of products and services in accordance with paragraph 37 of

SFAS 131. In addition, please provide a discussion and analysis of revenues for each group of products and services in Management's discussion and analysis of financial condition and results of operations to the extent necessary to understand your results of operations.

55. We note that you conduct your operations out of 66 locations in the United States and two affiliated locations in Canada. Please disclose the information about geographic areas required by paragraph 38 of SFAS 131.

56. We note your disclosure on pages 60 through 64 regarding employee benefit plans providing for share-based payment arrangements. We also note your disclosure on pages 64 through 67 regarding the employment agreements with executive officers which include awards to purchase restricted stock. Please tell us how you are accounting for the restricted stock awards and why your accounting treatment complies with APB No. 25 and FIN 28. In addition, please provide the pro forma disclosures required by 45c. of SFAS 123 and disclose a description of the share-based payment arrangements, including general terms of awards under the arrangements, as required by paragraph 46 of SFAS 123. Please also disclose the number and weighted-average grant-date fair value of restricted shares granted during the year and a description of the assumptions used to estimate fair value of the restricted stock awards. Please note that we may have further comments regarding disclosures required by SFAS 123 after we review your response.

(2) Summary of significant accounting policies, page F-7

57. Please disclose the types of expenses that you include in the direct cost of products sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the direct cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from direct cost of products sold please disclose the line items that these excluded costs are included in and the amounts included in each line item for each period presented. If applicable, please disclose in Management's discussion and analysis of financial position and results of operations that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

58. Please disclose your accounting policy regarding impairment of long-lived assets.

59. We note your disclosure on page 51 regarding retrospectively rated insurance policies and self-insured risks. Please tell us the liabilities related to retrospectively rated policies

and self-insured risks reflected in your most recent balance sheet. Please also tell us how you estimate the liabilities. In addition, please tell us why your accounting policies regarding retrospectively rated insurance policies and self-insured risks are not significant accounting policies that should be disclosed.

(b) Revenue recognition, page F-7

60. Please tell us the amounts of revenues from software, equipment, leases and consultative services disclosed on pages 43 and 44 for each period presented. Please also tell us how you account for revenues from software, equipment, leases and services and the extent to which EITF 00-21 applies to your revenue arrangements. If these revenues are material please disclose your revenue recognition accounting policies.

61. Please tell us the amounts of your provisions for sales returns and the allowances for sales returns for each year presented. If material please disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II –Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

62. If material, please disclose how you account for restocking fees related to merchandise returns, including the line item on the statements of operations where such fees are included.

63. Please tell us how you account for redeemable points earned under your value in purchasing program disclosed on page 44. Please also tell us the value of points earned in each year presented. In addition, please tell us whether you engage in cooperative advertising, offer any other incentives in connection with the purchase or promotion of your products, such as coupons, rebates, volume-based programs or other consideration. If so, tell us the value of each type of sales incentive provided to customers in each year presented. Please also tell us which items you treat as a reduction of revenue or as a cost or expense and the rationale for your classification. Finally, if material please disclose your accounting policies regarding the recognition and classification of sales incentives. Please refer to EITF 01-09.

(h) Merchandise inventories, page F-8

64. Please disclose the types of costs that are capitalized in inventories. Please refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

(i) Property, plant and equipment, page F-8

65. We note that depreciation expense amounts do not agree to depreciation expense disclosed footnote (3) to the tables on pages 6 and 27. Please revise as appropriate.

(m) Earnings per share, page F-11

66. Please tell us how you treated each class of common stock of the Predecessor in the computations of basic and diluted income per share.

67. Please tell us how you treated restricted shares of common stock of the Successor in the computations of basic and diluted earnings per share.

68. Please disclose securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

(3) Acquisitions, page F-12

69. Citing relevant accounting literature, please tell us in detail your basis for using a new basis of accounting or whether predecessor basis, or some combination thereof should be used. In doing, please address the requirements of EITF 88-16 in detail. Notwithstanding the preceding, please disclose your rationale for complete change in accounting basis.

70. Please tell us how you treated acquired lease agreements in your allocation of the purchase price.

71. Please disclose the factors that contributed to a purchase price that resulted in the recognition of goodwill. Please refer to paragraph 51b. of SFAS 141.

(4) Accounts receivable, page F-13

72. Please disclose the amounts of your provisions for doubtful accounts for each year presented. Please also disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II –Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

(5) Notes receivable, page F-14

73. Please tell us how you are accounting for the warrants included in other long-term assets. Please also tell the carrying value of warrants at each balance sheet date.

(8) Long-term debt, page F-16

74. Please describe the most significant restrictions on the payment of dividends contained in your credit agreements indicating their pertinent provisions and the amount of retained

earnings or net income restricted or free from restriction. In addition, please provide us your calculation of restricted net assets of consolidated subsidiaries pursuant to Rule 4-08(e)(3) of Regulation S-X. If restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of most recently completed fiscal year, please describe the nature of any restrictions on the ability of consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances, disclose the amount of restricted assets as of the end of the most recently completed fiscal year and provide Schedule I in accordance with Rule 12-04 of Regulation S-X. Please refer to Rule 5-04(a)(3) of Regulation S-X.

(14) Commitments and contingencies, page F-21

75. We note your disclosure on page 32 that you accrued a $2.5 million reserve for potential litigation. We assume that this accrual relates to the patent infringement dispute. If not, please disclose the nature of the contingency giving rise to the loss. In any event, please disclose the amounts losses accrued with respect to each matter, and if no accruals have been made because the conditions in paragraph 8 of SFAS 5 are not met or if exposure to loss exists in excess of the amounts accrued, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See paragraphs 9 and 10 of SFAS 5.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or William Thompson, Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael S. Turner, Esq.
      Goodwin Procter LLP
      Fax: (617) 523-1231